7. LEGAL PROCEEDINGS

The Funds are subject to claims and suits that arise from time to time in the ordinary course of business. For example, certain creditors of Tribune Co., which has recently emerged from bankruptcy, have filed actions against former Tribune shareholders, (collectively, the "Lawsuits") who tendered their shares when Tribune went private in 2007 as part of a leveraged buyout ("LBO"). These creditor plaintiffs seek the return of all proceeds received by the former Tribune shareholders. These cases are consolidated in a Multi-District Litigation ("MDL") in the U.S. District Court for the Southern District of New
York. One of the cases remains pending before the trial court, while the others were dismissed by the trial court on a motion to dismiss. The dismissal order is currently on appeal to the U.S. Court of Appeals for the Second Circuit. There are thousands of defendants in the MDL, including the Large-Cap Strategy Fund and the Mid-Cap Growth Fund. The suits all seek the same thing: disgorgement of the amounts received by the former Tribune shareholders as part of the LBO, but by different legal theories. Although management currently believes that the resolution of the claims against the Funds, individually or in the aggregate, will not have a materially adverse impact on the Funds' financial positions, results of operations, or cash flows, these matters are subject to inherent uncertainties and management's view of these matters could change in the future.

Litigation counsel to the Large-Cap Strategy Fund and the Mid-Cap Growth Fund in the Lawsuits does not believe that it is possible, at this stage in the proceedings, to predict with any reasonable certainty the probable outcome of the Lawsuits or quantify the ultimate exposure to the Large-Cap Strategy Fund and the Mid-Cap Growth Fund arising from the Lawsuits. Until the Large-Cap Strategy Fund and the Mid-Cap Growth Fund can do so, no reduction of their net asset values will be made relating to the Lawsuits. However, even if the plaintiffs in the Lawsuits were to obtain the full recovery they seek, the amount would be less than 0.5% of each of the Large-Cap Strategy Fund and the Mid-Cap Growth Fund's net asset value at this time. Neither the Large-Cap Strategy Fund nor the Mid-Cap Growth Fund can predict what their size might be at the time that the cost of the Lawsuits might be quantifiable and thus potentially deducted from their net asset value. Therefore, at this time, those buying or redeeming shares of the Large-Cap Strategy Fund and the Mid-Cap Growth Fund will pay or receive, as the case may be, a price based on net asset value of the Large-Cap Strategy Fund and the Mid-Cap Growth Fund, with no adjustment relating to the Lawsuits. The attorneys' fees and costs relating to the Lawsuits will be taken as expenses by the Large-Cap Strategy Fund and the Mid-Cap Growth Fund as incurred and in a manner similar to any other expense incurred by the Large-Cap Strategy Fund and the Mid-Cap Growth Fund.